EXHIBIT 1

For Immediate Release
BCE announces completion of Bell Aliant conversion
MONTRÉAL, January 1, 2011 — BCE Inc. (TSX, NYSE: BCE) today announced that on January 1, 2011, Bell Aliant Regional Communications Income Fund (the Fund) completed a plan of arrangement under Section 192 of the Canada Business Corporations Act (the Plan of Arrangement) pursuant to which it converted to a corporate structure (the Conversion).
Under the Plan of Arrangement, BCE and Bell Canada exchanged, through a series of steps, substantially all of their direct and indirect interests in the Fund and its underlying entities for an aggregate of 100,376,270 common shares of Bell Aliant Inc. (Bell Aliant), the successor to the Fund, representing an approximate 44.1% interest in Bell Aliant. Immediately prior to the Conversion, BCE held, directly and indirectly, an approximate 44.1% interest in the Fund (on an as-converted basis).
Under the Plan of Arrangement, unitholders of the Fund received one common share of Bell Aliant for each unit of the Fund held. The common shares of Bell Aliant are listed on the TSX under the trading symbol BA. As a result of the Plan of Arrangement, BCE also owns, indirectly through Bell Canada, a nominal interest in Bell Aliant’s otherwise wholly owned subsidiary Bell Aliant Regional Communications Inc.
In connection with the Plan of Arrangement, BCE and Bell Canada amended and restated their existing securityholders’ agreement with the Fund and its underlying entities to reflect the Conversion. Under the amended and restated securityholders’ agreement dated January 1, 2011, BCE has similar rights as it had prior to the Conversion, including the right to appoint a majority of the directors of Bell Aliant Regional Communications Inc. and the right to nominate a majority of the directors of Bell Aliant, subject to certain conditions, for so long as BCE has not less than a 30% interest in Bell Aliant.
As required by applicable securities laws, BCE hereby discloses that it holds its interest in Bell Aliant and Bell Aliant Regional Communications Inc. for strategic purposes and that, although it has no current intention to acquire additional securities of Bell Aliant or Bell Aliant Regional Communications Inc., it reserves the right to increase or decrease, from time to time, its ownership over securities of Bell Aliant and Bell Aliant Regional Communications Inc.
A copy of the early warning report corresponding to this news release can be obtained from BCE Investor Relations at 1-800-339-6353 or investor.relations@bce.ca, or on SEDAR at www.sedar.com.
About BCE
 BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services.

1/2

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bce.ca/mentalhealth. For BCE corporate information, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.
Media inquiries
Marie-Ève Francoeur
Bell Media Relations
514-391-5263
marie-eve.francoeur@bell.ca
Investor inquiries:
BCE Investor Relations
1-800-339-6353
investor.relations@bce.ca

2/2